1. Name and Address of Reporting Person
   Gotto, Jr., M.D., Antonio M.
   Cornell Univ. Medical College
   1300 York Avenue
   New York, NY 10021
2. Issuer Name and Ticker or Trading Symbol
   Medtronic, Inc. (MDT)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   3/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       03/01/2002 M             2986        A      $5.0938                     D
Common Stock                       03/01/2002 F             -2986       D      $44.2300                    D
Common Stock                       03/05/2002 P             275         A      $44.5400                    D
Common Stock                       03/05/2002 M             778         A      $5.1172                     D
Common Stock                       03/05/2002 F             -778        D      $44.4200   16268.561        D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Director St    $5.0938  03/01/2002 M               25920 03/04/1993 03/04/2002 Common  25920    $0.0000    0        D
Opt (Right to                                                                  Stock
Buy)
Director St    $5.1172  03/05/2002 M               6752  08/26/1993 08/26/2002 Common  6752     $0.0000    0        D
Opt (Right to                                                                  Stock
Buy)
Right to       $0       03/01/2002 M         22934       08/24/2006 08/24/2006 Common  22934    $0.0000             D
Receive Stock                                                                  Stock
<F1>
Right to       $0       03/05/2002 M         5974        08/24/2006 08/24/2006 Common  5974     $0.0000    28908    D
Receive Stock                                                                  Stock
<F2>

Explanation of Responses:

<F1>
The reporting person elected to defer receipt of 22,934 shares of common stock issuable upon exercise of this option, resulting in the accrual to his account of 22,934 units representing the right to receive stock on a 1:1 basis.
<F2>
The reporting person elected to defer recipt of 5,974 shares of common stock issuable upon exercise of this option, resulting in the accrual to his account of 5,974 units representing the right to receive stock on a 1:1 basis.

SIGNATURE OF REPORTING PERSON
/s/ Antonio M. Gotto, Jr., M.D.

DATE
04/05/2002